FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003.

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated financial results for the first quarter ended June 30, 2003 which were filed with the Tokyo Stock Exchange on August 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2003

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

Consolidated Financial Results

for the First Quarter Ended June 30, 2003

(Prepared in Accordance with U.S. GAAP)

August 7, 2003

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)

1. Preparation Basis for Consolidated Financial Results for the First Quarter Ended June 30, 2003
(1)	Adoption of U.S. GAAP:	Yes
(2)	Change in accounting principles:	None
(3)	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method
	Number of consolidated subsidiaries:	27
	Number of affiliated companies accounted for by the equity method:	3
(4)	Changes in reporting entities
	Number of consolidated subsidiaries added:	2
	Number of consolidated subsidiaries removed:	3
	Number of affiliated companies added:	0
	Number of affiliated companies removed:	0
(5)	Financial information presented herein was not audited by independent public accountants.
(6)	Consolidated financial statements for the first quarter in the previous year was not prepared in accordance with U.S. GAAP. Therefore, U.S. GAAP consolidated financial information for the first quarter ended June 30, 2002 is not presented herein. However, figures for the year ended March 31, 2003 presented herein was prepared in accordance with U.S. GAAP.

2.    Consolidated Financial Results for the First Quarter Ended June 30, 2003

(Amounts are rounded to the nearest million)

(1)    Consolidated Results of Operations

(Millions of yen, except per share data)

	Net revenues	Operating income (loss)	Income (loss) before income taxes, minority interest and equity in net loss of affiliated companies
Three months ended June 30, 2003	¥57,425	¥9,590	¥9,623
Three months ended June 30, 2002	—	—	—

Year ended March 31, 2003	253,657	(21,870)	(22,096)

	Net income (loss)	Net income (loss) per share (Yen)	Diluted net income per share (Yen)
Three months ended June 30, 2003	¥4,175	¥34.65	—
Three months ended June 30, 2002	—	—	—

Year ended March 31, 2003	(28,519)	(234.58)	—

Notes:

1.	Equity in net loss of affiliated companies

Three months ended June 30, 2003:            ¥502 million

Year ended March 31, 2003:                        ¥1,288 million

2.	Weighted-average common shares outstanding (consolidated)

Three months ended June 30, 2003:             120,484,327 shares

Year ended March 31, 2003:                        121,572,154 shares

3.	Net income (loss) per share was calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share”.

(2)    Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total assets	Total shareholders’ equity	Equity-assets Ratio	Total shareholders’ equity per share (Yen)
June 30, 2003	¥276,960	¥90,967	32.8%	755.01
June 30, 2002	—	—	—	—
March 31, 2003	278,250	90,406	32.5	750.35

Note:

    Number of shares outstanding (consolidated)

        June 30, 2003:         120,484,298 shares

        March 31, 2003:      120,484,375 shares

(3)    Consolidated Cash Flows

(Millions of yen)

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Three months ended June 30, 2003	¥2,558	¥(1,738)	¥(5,038)	¥71,169
Three months ended June 30, 2002	—	—	—	—

Year ended March 31, 2003	27,711	(12,242)	(16,443)	74,680

3.    Forecast for the year ending March 31, 2004

There was no change in our forecast since we previously announced.

1.    Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in global operations in the entertainment industry and is comprised of KONAMI CORPORATION (the “Company”), its 27 consolidated subsidiaries and 3 equity method affiliates.

Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below.

Business segment categorization is based on the same criteria explained below under “6. Segment Information (Unaudited)”.

Business Segments		Major Companies
Computer & Video Games	Domestic	The Company (*1, Note 5), Konami Marketing Japan, Inc. (*4)
Konami Computer Entertainment Studios, Inc. (*3)
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Mobile & Online, Inc.
HUDSON SOFT CO., LTD. (*7)
Genki Co., Ltd. (*7)
	Overseas	Konami of America, Inc. (*2), Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company
Exercise Entertainment	Domestic	Konami Sports Corporation (*5, Note 3)
Konami Sports Life Corporation, One other company
Toy & Hobby	Domestic	The Company (*1, Note 5)
Konami Marketing Japan, Inc. (*4)
Konami Music Entertainment, Inc.
Konami Traumer, Inc. (*1)
	Overseas	Konami of America, Inc. (*2)
Konami of Europe GmbH.
Konami Marketing (Asia) Ltd.
Amusement	Domestic	The Company (*1, Note 5)
Konami Marketing Japan, Inc. (*4)
KPE, Inc., One other company
	Overseas	Konami Marketing, Inc. (*2)
Konami Corporation of Europe B.V (*6)
Konami Marketing (Asia) Ltd.
Gaming	Domestic	The Company (*1, Note 5)
	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company
Other	Domestic	Konami Marketing Japan, Inc. (*4)
Konami School, Inc. (Note 4)
Konami Real Estate, Inc.
TAKARA CO., LTD. (*7) , One other company
	Overseas	Konami Marketing of Europe Ltd. (*6)
Konami Corporation of Europe B.V. (*6), One other company

Notes:
1. Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2. Primary changes in major companies for the three months ended June 30, 2003 are as follows:

(*1)    The Company acquired 77.8% of the issued shares of Traumer, Inc. and added Traumer to its subsidiaries on April 17, 2003. Consequently, the corporate name of Traumer, Inc. was changed to Konami Traumer, Inc. on the acquisition date.

(*2) On April 18, 2003, the Company transferred its arcade game sales operations in the U.S. from Konami of America, Inc. to the newly established Konami Marketing, Inc.

(*3)    Konami Computer Entertainment Osaka, Inc. merged with Konami Computer Entertainment Studios, Inc. on May 1, 2003 and changed its corporate name to Konami Computer Entertainment Studios, Inc. on June 18, 2003.

(*4) On May 1, 2003, Konami Marketing Japan, Inc. merged with Konami Service, Inc. in order to improve customer satisfaction by integrating their sales, marketing and customer service businesses.
(*5) On May 1, 2003, Konami Sports Corporation merged with Konami Athletics Inc. in order to improve the efficiency of their operations and enhance customer convenience.
(*6) On June 1, 2003, Konami Marketing of Europe Ltd. transferred its amusement business to Konami Corporation of Europe B.V.
(*7) These are equity method affiliates.

3.      On July 31, 2003, in order to enhance its business in Kinki area (western part of Japan), Konami Sports Corporation acquired fitness club business from Hankyu Dentetsu Corporation and its subsidiary, Okicey Corporation.

4. On July 31, 2003, Konami School, Inc. changed its name to Konami Computer Entertainment School.
5. On August 1, 2003, the Company established Konami School, Inc. in order to find talent for our whole business segments.

2.    Business Performance and Cash Flows

(1)    Business Review

Overview

With respect to the entertainment industry, the industry that most concerns us, the first quarter saw sales of video game software platforms such as PlayStation 2 leveling off, while online games have become more popular with the expansion of broadband.

The entertainment industry has broadened due to increasing social recognition of the importance of intellectual property creation, such as the government providing protection and nurturing support for intellectual properties, and universities establishing game-related studies.

We performed well in each business segment for the three months ended June 30, 2003, especially in the Computer & Video Games and Toy & Hobby business segments, as the Yu-Gi-Oh! products, a home video game software title and card game experienced solidsales in the U.S. into the second consecutive year and experienced growth in sales and popularity in Europe.

The Exercise Entertainment business segment set out to improve customer satisfaction and to extend the network of facilities. The Toy & Hobby business segment developed Kids Smile, a new brand of intellectual education toys, which was introduced in the market in April 2003 and has received favorable reviews. TheAmusement business segment marked stable growth mainly with

e-AMUSEMENT products. The Gaming business segment marked a favorable sales growth in the U.S. by diversifying its product line-up. Sales in Australia also increased steadily. We intend to extend our business capacity as a leading global operator in the entertainment industry.

As a result, consolidated net revenues for the three months ended June 30, 2003, amounted to ¥57,425 million, and consolidated operating income, consolidated net income before tax and consolidated net income were ¥9,590 million, ¥9,623 million and ¥4,175 million, respectively.

Performance by business segment

Summary of net revenues by business segment:

Millions of yen
Three months ended June 30, 2003
Computer & Video Games	¥13,103
Exercise Entertainment	18,987
Toy & Hobby	16,632
Amusement	6,597
Gaming	2,543
Other	1,168
Less: Intersegment revenues	(1,605)

Consolidated net revenues	¥57,425

In the Computer & Video Games segment, domestic sales of titles for PlayStation 2, including The Baseball 2003: THE BATTLE BALL PARK-SENGEN PERFECT PLAY PRO-YAKYU released in March 2003, made favorable progress. Two titles for Game Boy Advance, Yu-Gi-Oh! Duel Monsters International: World Wide Edition and CASTLEVANIA: Akatsuki no Minuet, sold well. As for the overseas market, Silent Hill 3 for PlayStation 2, which was released in Europe in June 2003, sold well also.

Yu-Gi-Oh! World Wide Edition for Game Boy Advance, released for North America and Europe, marked significant sales growth in both areas, following Japan.

As a result, consolidated net revenues of the Computer & Video Games segment were ¥13,103 million.

With regard to the Exercise Entertainment segment, in our sports club business, we promoted the expansion of the Konami Sports Club facility networks and set out to improve customer satisfaction. We opened the Aoyama branch (Tokyo), the third facility of GRANCISE, our highest service level brand, in April 2003, and renewed the Benten-cho branch (Osaka) in May 2003. On

March 24, 2003, for more effective operation, we acquired all the shares of NISSAY ATHLETICS COMPANY and changed its name to Konami Athletics Inc. It was merged into Konami Sports Corporation on May 1, 2003.

As for new products and services, in June 2003, we agreed to collaborate with Hakuba-mura (Nagano) in an outdoor sports-related program, followed by the introduction of nature camps for children in July 2003, which enjoyed popularity.

Utilizing our entertainment knowledge and technology, we introduced EZTWISTER and EZBODYCROSS, new exercise entertainment products that are fitness machines for commercial use and are being placed in Konami Sports Club. We also made efforts to increase the sales of existing products such as Aerobics Revolution, which allows players to enjoy realistic aerobics activities at home.

As a result, the consolidated net revenues of the Exercise Entertainment segment were ¥ 18,987 million.

The Toy & Hobby segment maintained solid sales of the Yu-Gi-Oh! Trading Card Game in the U.S. into its second consecutive year. The Yu-Gi-Oh! card game was released in Europe during the previous fiscal year which ended March 31, 2003, with sales in Italy and Germany beginning this fiscal year, and we are fully promoting the global expansion of the product. GATABITE, a new card game combined with a rhinoceros and stag beetle picture book, was released in June 2003. We entered a new market of intellectual education toys in Japan in April 2003, introducing SOUND CUBE-KUN, a cube block puzzle to memorize the names and shapes of the objects through sounds while having fun.

As a result, consolidated net revenues of the Toy & Hobby segment were ¥ 16,632 million.

The Amusement segment maintained a favorable acceptance in the market into its second consecutive year. e-AMUSEMENT products for amusement arcades, the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an online amusement connection, were well accepted in the market. Sales of beatmania, GUITAR FREAKS and drummania, music simulation game series, remained strong with the introduction of new variations, and the e-AMUSEMENT system contributed to sales as well.

As for token-operated products, GI-TURFWILD, the large-scale token-operated horse racing games, led the GI series, featuring a realistic sense of actually “being there,” and enjoyed popularity. FORTUNE ORB Chapter 2, a new version of FORTUNE ORB, a large-sized “penny-falls” game machine popular for its entertaining stage effects, marked favorable sales, and the sales of Fantasic Fever, a new product, grew well.

The LCD unit business contributed to sales by introducing differentiated products and attractive products to customers.

As a result, consolidated net revenues of the Amusement segment were ¥6,597 million.

The Gaming segment acquired gaming licenses from 19 states in the U.S. We diversified the line-up of our main product, video slot machines, and sales are improving steadily in California and Nevada. We continue to work for further diversification of this product line.

We have acquired gaming licenses in every Australian state, and sales in New South Wales and Queensland remain especially strong. Sales in the neighboring country, New Zealand, were solid. We will promote market development outside Australia, including Europe, in the future.

As a result, consolidated net revenuesof the Gaming segment were ¥2,543 million.

Consolidated net revenues for the Other segment were ¥1,168 million.

(2)    Cash Flows

Cash flow summary for the three months ended June 30, 2003:

Millions of Yen
Three months ended June 30, 2003
Net cash provided by operating activities	¥2,558
Net cash used in investing activities	(1,738)
Net cash used in financing activities	(5,038)
Effect of exchange rate changes on cash and cash equivalents	707
Net decrease in cash and cash equivalents	(3,511)
Cash and cash equivalents at June 30, 2003	71,169

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥2,558 million for the three months ended June 30, 2003. This resulted primarily from a net income of ¥4,175 million due to overall favorable results, especially in the Toy & Hobby segment, and a decrease in trade notes and accounts receivables of ¥5,926 million, offsetting an increase in inventories of ¥5,865 million and a decrease in trade notes and accounts payable of ¥2,556 million.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥1,738 million for the three months ended June 30, 2003. This resulted primarily from acquisitions of property and equipment relating to the Exercise Entertainment segment totaling ¥1,241 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥5,038 million for the three months ended June 30, 2003. This was primarily due to payments of dividends of ¥5,318 million.

3.    Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	June 30, 2003		March 31, 2003		June 30, 2003
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥71,169		¥74,680		$594,065
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥855 million ($7,137 thousand) and ¥976 million at June 30, 2003 and March 31, 2003, respectively	23,751		29,107		198,255
Inventories	19,398		13,359		161,920
Deferred income taxes, net	12,349		12,820		103,080
Prepaid expenses and other current assets	8,443		6,739		70,476

Total current assets	135,110	48.8	136,705	49.1	1,127,796

PROPERTY AND EQUIPMENT, net	46,657	16.8	46,284	16.6	389,458

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	222		189		1,853
Investments in affiliates	11,609		12,422		96,903
Identifiable intangible assets	46,369		46,503		387,053
Goodwill	463		125		3,865
Lease deposits	24,604		24,489		205,376
Other assets	11,926		11,533		99,549

Total investments and other assets	95,193	34.4	95,261	34.3	794,599

TOTAL ASSETS	¥276,960	100.0	¥278,250	100.0	$2,311,853

	Millions of Yen				Thousands of U.S. Dollars
	June 30, 2003		March 31, 2003		June 30, 2003
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥5,272		¥8,308		$44,007
Current portion of long-term debt and capital lease obligations	2,683		1,815		22,396
Trade notes and accounts payable	16,657		18,684		139,040
Accurued income taxes	13,003		13,788		108,539
Accrued expenses	17,697		18,968		147,721
Deferred revenue	6,374		5,535		53,205
Other current liabilities	5,243		4,676		43,765

Total current liabilities	66,929	24.2	71,774	25.8	558,673

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	67,233		63,514		561,210
Accrued pension and severance costs	2,416		2,345		20,167
Deferred income taxes, net	19,021		18,854		158,773
Other long-term liabilities	2,453		2,502		20,476

Total long-term liabilities	91,123	32.9	87,215	31.3	760,626

TOTAL LIABILITIES	158,052	57.1	158,989	57.1	1,319,299

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	27,941	10.1	28,855	10.4	233,230

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—

SHAREHOLDERS’ EQUITY:
Common stock, no par value-
Authorized 450,000,000 shares; issued 128,737,566 shares at June 30, 2003 and March 31, 2003	47,399	17.1	47,399	17.0	395,651
Additional paid-in capital	46,736	16.9	46,736	16.8	390,117
Legal reserve	2,163	0.8	2,163	0.8	18,055
Retained earnings	18,940	6.8	18,981	6.8	158,097
Accumulated other comprehensive income	1,392	0.5	790	0.3	11,619

Total	116,630	42.1	116,069	41.7	973,539
Treasury stock, at cost-
8,253,268 shares and 8,253,191 shares at June30, 2003 and March 31, 2003, respectively	(25,663)	(9.3)	(25,663)	(9.2)	(214,215)

Total shareholders’ equity	90,967	32.8	90,406	32.5	759,324

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥276,960	100.0	¥278,250	100.0	$2,311,853

4.    Consolidated Statements of Operations (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Three months ended June 30, 2003		Year ended March 31, 2003		Three months ended June 30, 2003
		%		%
NET REVENUES:
Product sales revenue	¥38,914		¥178,766		$324,825
Service revenue	18,511		74,891		154,516

Total net revenues	57,425	100.0	253,657	100.0	479,341

COSTS AND EXPENSES:
Costs of products sold	21,241		112,364		177,304
Costs of services rendered	14,808		62,515		123,606
Impairment charge for goodwill and other intangible assets	—		47,599		—
Selling, general and administrative	11,786		53,049		98,381

Total costs and expenses	47,835	83.3	275,527	108.6	399,291

Operating income (loss)	9,590	16.7	(21,870)	(8.6)	80,050

OTHER INCOME (EXPENSES):
Interest income	108		373		902
Interest expense	(182)		(938)		(1,519)
Gain on sale of subsidiary shares	—		904		—
Other, net	107		(565)		893

Other income (expenses), net	33	0.1	(226)	(0.1)	276

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET LOSS OF AFFILIATED COMPANIES	9,623	16.8	(22,096)	(8.7)	80,326
INCOME TAXES	4,628	8.1	6,186	2.4	38,631
INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET LOSS OF AFFILIATED COMPANIES	4,995	8.7	(28,282)	(11.1)	41,695
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	318	0.5	(1,051)	(0.4)	2,655
EQUITY IN NET LOSS OF AFFILIATED COMPANIES	502	0.9	1,288	0.5	4,190

NET INCOME (LOSS)	¥4,175	7.3	¥(28,519)	(11.2)	$34,850

PER SHARE DATA:
	Yen		U.S. Dollars
	Three months ended June 30, 2003	Year ended March 31, 2003	Three months ended June 30, 2003
Basic and diluted net income (loss) per share	¥34.65	¥(234.58)	$0.29

Weighted-average common shares outstanding	120,484,327	121,572,154

Note:	Net income per share was calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share”. Konami had no dilutive securities outstanding at June 30, 2003 and March 31, 2003, and therefore there is no difference between basic and diluted EPS.

5.    Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2003	Year ended March 31, 2003	Three months ended June 30, 2003
Cash flows from operating activities:
Net income (loss)	¥4,175	¥(28,519)	$34,850
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	1,988	11,979	16,594
Impairment charge for goodwill and other intangible assets	—	47,599	—
Provision for doubtful receivables	(287)	429	(2,396)
Loss on sale or disposal of property and equipment, net	305	2,344	2,546
Gain on sale of subsidiary shares	—	(904)	—
Equity in net loss of affiliated companies	502	1,288	4,190
Minority interest	318	(1,051)	2,655
Deferred income taxes	665	(11,326)	5,551
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	5,926	4,580	49,466
Decrease (increase) in inventories	(5,865)	2,556	(48,957)
Decrease in trade notes and accounts payable	(2,556)	(1,521)	(21,336)
Increase (decrease) in accrued income taxes	(913)	394	(7,621)
Decrease in accrued expenses	(1,920)	(2,271)	(16,027)
Increase in deferred revenue	839	1,669	7,003
Other, net	(619)	465	(5,166)

Net cash provided by operating activities	2,558	27,711	21,352

Cash flows from investing activities:
Purchases of investments in subsidiaries	—	(315)	—
Proceeds from sales of investments in subsidiaries	—	2,081	—
Capital expenditures	(1,241)	(15,357)	(10,359)
Proceeds from sales of property and equipment	12	2,234	100
Acquisition of new subsidiaries, net of cash acquired	(206)	(449)	(1,719)
Decrease in time deposits, net	63	516	526
Increase in lease deposits, net	(111)	(306)	(927)
Other, net	(255)	(646)	(2,129)

Net cash used in investing activities	(1,738)	(12,242)	(14,508)

Cash flows from financing activities:
Net decrease in short-term borrowings	(3,103)	(2,448)	(25,902)
Proceeds from long-term debt	4,199	15,402	35,050
Repayments of long-term debt	(2)	(2,765)	(17)
Principal payments under capital lease obligations	(584)	(3,439)	(4,874)
Dividends paid	(5,318)	(6,324)	(44,390)
Purchases of treasury stock by parent company	0	(10,660)	0
Purchases of treasury stock by subsidiaries	(178)	(4,516)	(1,486)
Other, net	(52)	(1,693)	(434)

Net cash used in financing activities	(5,038)	(16,443)	(42,053)
Effect of exchange rate changes on cash and cash equivalents	707	466	5,902
Net decrease in cash and cash equivalents	(3,511)	(508)	(29,307)
Cash and cash equivalents, beginning of the period	74,680	75,188	623,372

Cash and cash equivalents, end of the period	¥71,169	¥74,680	$594,065

6.    Segment Information (Unaudited)

a . Operations in Different Industries

Three months ended June 30, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Elimination sand Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥12,461	¥18,985	¥16,606	¥6,379	¥2,543	¥451	¥57,425	—	¥57,425
Intersegment	642	2	26	218	0	717	1,605	¥(1,605)	—

Total	13,103	18,987	16,632	6,597	2,543	1,168	59,030	(1,605)	57,425
Operating expenses	10,867	18,860	10,124	4,327	2,207	1,295	47,680	155	47,835

Operating income (loss)	¥2,236	¥127	¥6,508	¥2,270	¥336	¥(127)	¥11,350	¥(1,760)	¥9,590

Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657	—	¥253,657
Intersegment	1,585	88	61	1,200	—	3,398	6,332	¥(6,332)	—

Total	87,476	78,525	45,948	34,305	8,215	5,520	259,989	(6,332)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	6,330	272,494	3,033	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(810)	¥(12,505)	¥(9,365)	¥(21,870)

Three months ended June 30, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$104,015	$158,473	$138,614	$53,247	$21,227	$3,765	$479,341	—	$479,341
Intersegment	5,359	16	217	1,820	0	5,985	13,397	$(13,397)	—

Total	109,374	158,489	138,831	55,067	21,227	9,750	492,738	(13,397)	479,341
Operating expenses	90,709	157,429	84,508	36,119	18,422	10,810	397,997	1,294	399,291

Operating income (loss)	$18,665	$1,060	$54,323	$18,948	$2,805	$(1,060)	$94,741	$(14,691)	$80,050

Notes:

1.	Primary businesses of each segment are as follows:

Computer & Video Games:	Production and sale of home-use video game software
Exercise Entertainment :	Operation of health and fitness clubs
Toy & Hobby:	Production and sale of character related products
Amusement:	Manufacture and sale of amusement arcade games and token-operated games
Gaming:	Manufacture and sale of gaming machines for overseas market
Other:	Real estate management services provided primarily to our subsidiaries
2.	Intersegment revenues primarily consists of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming, sales of hardware and components from Amusement and Gaming to Computer & Video Games and Exercise Entertainment, and administrative services provided by shared-service subsidiaries included in Other. Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and expenses for corporate headquarters.
3.	An impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Exercise Entertainment segment for the year ended March 31, 2003.

b . Operations in Geographic Areas

Three months ended June 30, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥32,632	¥15,098	¥7,577	¥2,118	¥57,425	—	¥57,425
Intersegment	20,092	256	7	118	20,473	¥(20,473)	—

Total	52,724	15,354	7,584	2,236	77,898	(20,473)	57,425
Operating expenses	44,122	15,312	6,706	1,677	67,817	(19,982)	47,835

Operating income	¥8,602	¥42	¥878	¥559	¥10,081	¥(491)	¥9,590

Year ended March 31, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Three months ended June 30, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$272,387	$126,027	$63,247	$17,680	$479,341	—	$479,341
Intersegment	167,713	2,137	58	985	170,893	$(170,893)	—

Total	440,100	128,164	63,305	18,665	650,234	(170,893)	479,341
Operating expenses	368,297	127,813	55,977	13,998	566,085	(166,794)	399,291

Operating income	$71,803	$351	$7,328	$4,667	$84,149	$(4,099)	$80,050

Note:

1.	For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.
2.	An impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of Japan segment for the year ended March 31, 2003.

Notes:

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of June 30, 2003 of ¥119.80 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3.	The third quarter ended December 31, 2002 was the first period in which Konami prepared its quarterly consolidated financial statements in accordance with U.S. GAAP. Therefore, U.S. GAAP consolidated financial information for the three months ended June 30, 2002 is not available.

4.	Comprehensive income for the three months ended June 30, 2003 and for the year ended March 31, 2003 consisted of the following:

	Millions of yen		Thousands of U.S. Dollars
	Three months ended June 30, 2003	Year ended March 31, 2003	Three months ended June 30, 2003
Net income (loss)	¥4,175	¥(28,519)	$34,850
Other comprehensive income (loss):
Foreign currency translation adjustments	600	85	5,008
Net unrealized gains on available-for-sale securities	2	159	17

	602	244	5,025

Comprehensive income (loss)	¥4,777	¥(28,275)	$39,875